Exhibit 99.1

MultiMetaVerse Enters into an Agreement to Establish a Joint Venture for Fintech Business

SHANGHAI, July 8, 2024 – MultiMetaVerse Holdings Limited (“MMV” or the “Company”), a leading animation and entertainment company for young consumers in China, announced today that it has entered into an agreement (the “Agreement”) with Zhenghe Holding Co., Limited (“Zhenghe”) to establish a joint venture (“Joint Venture”) to invest in and trade alternative assets with the assistance of quantitative investment algorithms to be jointly developed by the parties. Pursuant to the Agreement, Zhenghe will own 80% of the new Joint Venture and responsible for its daily management and operation. MMV will hold a 20% stake and have the right to appoint one director to the Joint Venture’s board.

Zhenghe was founded in 2020 in Hong Kong, China as a blockchain technology service provider, and has expanded and established its Central and Southeast Asia arm. Furthermore, it has built a quantitative trading team which develops trading strategies, algorithms and the trading system.

Yiran Xu, Chairman and CEO of MMV commented, “We are pleased to be embarking on this journey to work with the Zhenghe team in this brand new fintech venture. We are deeply impressed with Zhenghe team’s insights and acumen in investment and trading. Both MMV and Zhenghe have been investing in AI applications, and we trust such research and development could gradually become the cornerstone intellectual property of the new Joint Venture. Depending on the development of the Joint Venture, we may seek to increase our stake in it.”

Wenjin Li, Director and CEO of Zhenghe commented, “We’re excited to be partnering with MMV. In today’s changing economic and political environment, we believe that alternative assets, such as cryptocurrency and gold, are better investment targets than traditional equity and debt instruments. With our quantitative trading system plus the algorithm technology we plan to develop together with MMV, our vision is to develop into a next-generation fintech company featuring alternative assets.”

About MultiMetaVerse Holdings Limited

MultiMetaVerse Holdings Limited (NASDAQ: MMV) is an animation and entertainment company dedicated to providing a high-quality, immersive entertainment experience through original, user-generated, and professional user-generated content. MMV commenced animation production in 2015 under its signature Aotu World brand, which has attracted a broad following with its inspiring storyline and unique graphic style, particularly among younger audiences in China. By leveraging the company’s established user base, MMV has built a diverse product portfolio, including animated content, comic books, short videos, collectibles, stationery, consumer products, and mobile games across the Aotu World brand. It has also developed and augmented new brands, stories, and characters, such as Neko Album.

For more information, please visit https://www.multi-metaverse.com/.

For investor and media inquiries, please contact:

MultiMetaVerse Holdings Limited

Investor Relations

E-mail: ir@multi-metaverse.com

Safe Harbor Statement

This press release contains forward-looking statements which generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, or meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.